UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2014

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Attached hereto and incorporated by reference herein is ClickSoftware Technologies Ltd.’s (the “Company”) press release announcing the results of its Annual General Meeting of Shareholders (the “Meeting”) that was held on June 19, 2014.

Below is the final vote tally from the Meeting:

1.	To approve the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm for the year ending December 31, 2014 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of such independent registered public accounting firm.

For	Against	Abstain
20,511,139	210,535	12,791

2.	To approve amendments to the Company’s compensation policy for directors and officers.

For	Against	Abstain
19,571,790	863,399	77,517

3.	To re-elect Dr. Israel Borovich as a Class II director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2017 or until a successor has been duly elected, and to approve his compensation.

For	Against	Abstain
14,232,662	6,011,969	268,577

4.	To re-elect Mr. Gil Weiser as a Class II director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2017 or until a successor has been duly elected, and to approve his compensation.

For	Against	Abstain
14,253,026	5,992,534	267,647

5.	To approve the grant of options to Dr. Moshe BenBassat (“Dr. BenBassat”), the Company’s Chief Executive Officer and a Director, or to an entity designated by him through which he provides services to the Company, to purchase 90,000 Ordinary Shares of the Company.

For	Against	Abstain
12,277,483	6,644,369	1,591,354

6.	To approve the increase of the cash compensation to Dr. BenBassat or to an entity designated by him through which he provides services to the Company.

For	Against	Abstain
17,841,195	1,077,880	1,594,130

Resolutions 1, 3 and 4 were duly adopted by at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

Resolutions 2, 5 and 6 were duly adopted by at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, which majority included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the resolution. The requisite majority for resolutions 5 and 6 was achieved after deducting the votes of Dr. BenBassat and his immediate family (3,308,162 shares) “for” the resolution.

There are no broker non-votes on any of the items above because the rules governing votes by brokers do not apply to the Company as it qualifies as a foreign private issuer.

The press release attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz
Title: Executive Vice President and
Chief Financial Officer

Date: June 23, 2014